                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G




             INFORMATION STATEMENT PURSUANT TO RULE 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                                 GARGOYLES, INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   366033-10-8
                      (CUSIP Number of Class of Securities)


Check the following box if a fee is being paid with this statement.  / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)


                               Page 1 of 11 Pages
                     An Index of Exhibits appears on Page 11
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                                  SCHEDULE 13G
CUSIP NO.                                                     Page 2 of 11 Pages
366033-10-8


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trillium Corporation                FEIN:  91-0913168


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)  /X/
                                                                      (B)  / /


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the State of Washington


                      5        SOLE VOTING POWER

NUMBER OF                      0

SHARES                6        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       2,632,735

EACH                  7        SOLE DISPOSITIVE POWER
REPORTING
PERSON                         0

WITH                  8        SHARED DISPOSITIVE POWER
                               2,632,735

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,632,735


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     35.5%


12   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 Pages
                     An Index of Exhibits appears on Page 11
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                                  SCHEDULE 13G
CUSIP NO.                                                     Page 3 of 11 Pages
366033-10-8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trillium Investors II, L.L.C.               FEIN:  91-1698814


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) /X/
                                                                      (B) / /


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Organized under the laws of the State of Washington

                      5        SOLE VOTING POWER

NUMBER OF                      0

SHARES                6        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       2,065,031

EACH                  7        SOLE DISPOSITIVE POWER
REPORTING
PERSON                         0

WITH                  8        SHARED DISPOSITIVE POWER
                               2,065,031

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,065,031

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     27.83%

12   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 11 Pages
                     An Index of Exhibits appears on Page 11
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                                  SCHEDULE 13G
CUSIP NO.                                                     Page 4 of 11 Pages
366033-10-3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Erik J. Anderson                                     SS# ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)  /X/
                                                                 (B)  / /


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                      5        SOLE VOTING POWER

NUMBER OF                      0

SHARES                6        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       2,632,735

EACH                  7        SOLE DISPOSITIVE POWER
REPORTING
PERSON                         0

WITH                  8        SHARED DISPOSITIVE POWER

                               2,632,735

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,632,735


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     35.5%


12   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 11 Pages
                     An Index of Exhibits appears on Page 11
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                                  SCHEDULE 13G
CUSIP NO.                                                     Page 5 of 11 Pages
366033-10-8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Timothy C. Potts                            SS# ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)  /X/
                                                                      (B)  / /


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                      5        SOLE VOTING POWER

NUMBER OF                      0

SHARES                6        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       2,632,735

EACH                  7        SOLE DISPOSITIVE POWER
REPORTING
PERSON                         0

WITH                  8        SHARED DISPOSITIVE POWER

                               2,632,735

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     35.5%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 11 Pages
                     An Index of Exhibits appears on Page 11
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ITEM 1(a).  NAME OF ISSUER.

         This Schedule 13G relates to Gargoyles, Inc., a Washington corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The Company's principal executive offices are located at 5866 South 194th Street, Kent, Washington 98032.

ITEM 2(a).  NAME OF PERSONS FILING.

         This Schedule 13G relates to each of the following persons:

         -        Trillium Corporation ("Trillium");

         - Trillium Investors II, L.L.C., a limited liability company ("Trillium Investors");

         - Erik J. Anderson, as Chairman of the Board of the Company, as Chief Executive Officer of Trillium and as holder of a 10% interest in Trillium Investors; and

         - Timothy C. Potts, as a director of the Company, as Senior Vice President of Finance of Trillium, and as a holder of a 3.4% interest in Trillium Investors.

         Trillium holds an 80% interest in Trillium Investors.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         The business address of each of the reporting persons is 4350 Cordata Parkway, Bellingham, Washington 98226.

ITEM 2(c).  CITIZENSHIP.

         Trillium is a corporation organized and existing under the laws of the State of Washington. Trillium Investors is a limited liability company, organized and existing under the laws of the State of Washington. Mr. Anderson is a U.S. citizen. Mr. Potts is a U.S. citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

         This Schedule 13G relates to the Company's common stock, no par value per share (the "Common Stock").


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ITEM 2(e).  CUSIP NUMBER.

         The CUSIP Number for the Company's Common Stock is 366033-10-8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)/ /   Broker or dealer registered under Section 15 of the Act,

         (b)/ /   Bank as defined in Section 3(a)(6) of the Act,

         (c)/ /   Insurance Company as defined in Section 3(a)(19) of the Act,

         (d)/ / Investment Company registered under Section 8 of the Investment Company Act,

         (e)/ / Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

         (f)/ / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

         (g)/ /   Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G),

         (h)/ /   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                 NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

         The following describes the ownership of Common Stock by Trillium, Trillium Investors, Mr. Anderson and Mr. Potts as of December 31, 1996:

         Trillium, Mr. Erik J. Anderson and Mr. Timothy C. Potts:

         (a)      Amount beneficially owned: 2,632,735 (1)

         (b)      Percent of class: 35.5%

         (c)      Number of shares as to which such person has:

                           (i)    Sole power to vote or direct the vote: 0

                          (ii)    Shared power to vote or to direct the vote:
                                  2,632,735 (1)(2)

                         (iii) Sole power to dispose or to direct the disposition of: 0


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                          (iv)    Shared power to dispose or to direct the
                                  disposition of: 2,632,735 (1)(2)

         Trillium Investors:

         (a)      Amount beneficially owned: 2,065,031

         (b)      Percent of class: 27.83%

         (c)      Number of shares as to which such person has:

                           (i)    Sole power to vote or direct the vote: 0

                          (ii)    Shared power to vote or to direct the vote:
                                  2,065,031 (2)

                         (iii) Sole power to dispose or to direct the disposition of: 0

                          (iv) Shared power to dispose or to direct the disposition of: 2,065,031 (2)

         (1) Represents 2,065,031 shares of Common Stock held of record by Trillium Investors of which Trillium is an 80% holder, Mr. Anderson is a 10% holder and Mr. Potts is a 3.4% holder. Also represents 567,704 shares of Common Stock subject to an option to purchase these shares in favor of Douglas B. Hauff, President and Chief Executive Officer of the Company.

         (2) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares is deemed to be shared among each of Trillium, Trillium Investors, Mr. Anderson and Mr. Potts. Each of such persons denies beneficial ownership of such shares except to the extent of such person's respective pecuniary interest.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.


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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.  CERTIFICATION.

      Not applicable.


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                                    SIGNATURE

         The undersigned hereby agree that this Schedule is filed on behalf of each of them and, after reasonable inquiry and to best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.

         Dated: February 12, 1997


                                        TRILLIUM CORPORATION


                                        By  /s/ Robert G. Wolfe
                                            -------------------------------
                                            Robert G. Wolfe
                                            Chief Financial Officer


                                        TRILLIUM INVESTORS II, L.L.C.

                                        By  /s/ Erik J. Anderson
                                          ---------------------------------
                                            Erik J. Anderson
                                            Manager


                                        By  /s/ Erik J. Anderson
                                          ---------------------------------
                                            Erik J. Anderson


                                        By  /s/ Timothy C. Potts
                                          ---------------------------------
                                            Timothy C. Potts


                              Page 10 of 11 Pages
                     An Index of Exhibits appears on Page 11
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                                  EXHIBIT INDEX


         (1) Statement required by reporting persons pursuant to Rule 13d-1(f)(1) (see signature page).


                              Page 11 of 11 Pages
                     An Index of Exhibits appears on Page 11